

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 9, 2016

Clair Pagnano
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111

>   Re: Eaton Vance High Income 2021 Target Term Trust
>   Registration Statement on Form N-2
>   File Nos. 333- 209436, 811-23136

Dear Ms. Pagnano:

On February 8, 2016, you filed a registration statement on Form N-2 on behalf of Eaton Vance High Income 2021 Target Term Trust (the "Trust"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Page 1 – Outside Front Cover

1. You state that the Trust will invest in corporate debt obligations that, at the time of investment, are rated below investment grade (BB+ or lower) or are unrated but deemed equivalent by the Trust's investment adviser and define such obligations as "High Yield Obligations." Please add disclosure explaining that such obligations are also known as "junk."

Page 3 – Outside Front Cover cont'd

2. Please provide the information required by paragraph (d) of Rule 481 of the Securities Act of 1933 regarding stabilization or explain why it is not necessary. *See* Item 2.2. of Form N-2.

Page 6 – Prospectus summary (Investment Objectives, Policies and Strategies)

3. Please add an explanation in the strategies section that the Trust will not be investing in stable value assets. Also, please add an explanation in the risk section that the Trust's value

could change significantly during the life of the Trust and could incur substantial losses prior to or at liquidation.

4. You state, "The Trust's investments [High Yield Obligations] are actively managed and may be bought and sold on a daily basis." Please tell the staff how this statement is consistent with the Trust's objective to "return the original net asset value" to Common Shareholders on the Termination Date.

5. Will the Trust invest in collateralized loan obligations as part of its principal strategy? If so, please provide appropriate strategy and risk disclosure.

6. You state, "Although the Adviser considers ratings assigned by the rating services when making investment decisions, it performs its own credit and investment analysis utilizing various methodologies including both bottom up and top down investment analysis and consideration of macroeconomic and technical factors." Please explain in plain English what you mean by "bottom up and top down investment analysis" and "macroeconomic and technical factors."

Page 7 – Prospectus summary (Investment Objectives, Policies and Strategies) cont'd

7. You state that "the Trust may invest less than 80% of its Managed Assets in High Yield Obligations due to limited availability of appropriate shorter maturity High Yield Obligations." Please explain to the staff how much less such investment could be and for how long.

Page 7 – Prospectus summary (Portfolio Contents)

8. You state, "High Yield Obligations held by the Trust may include bonds, notes, senior loans and other types of debt instruments described in this prospectus and the SAI and derivatives that provide comparable economic exposure." Please specify what the "other types of debt instruments" are.

9. You state, "The Trust may invest in zero coupon bonds, deferred interest bonds and bonds on which the interest is payable-in-kind ("PIK")." Please disclose the following risks presented by investments in PIK securities. Please specifically disclose that:

a.   the higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.   even if accounting conditions were met, the borrower could still default when the Trust's actual collection is supposed to occur at the maturity of the obligation.

c.   PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.   PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Page 8 – Prospectus summary (Five-Year Term)

10. You state that the Trust will make a distribution on or about the Termination Date but, "if the Trust is not able to liquidate all of its assets prior to that distribution (for example, because one or more portfolio securities are in workout or receivership on the Termination Date), subsequent to that distribution the Trust may make one or more additional distributions of any cash received from ultimate liquidation of those assets." Please explain in plain English what you mean by "workout or receivership."

11. You state, "Depending upon a variety of factors, including the performance of the Trust's portfolio over the life of the Trust, the amounts of any income or gains retained over the life of the Trust, and the amount of any taxes paid by the Trust on those retained amounts, the amount distributed to shareholders at the termination of the Trust may be more or less, and potentially significantly less, than Original NAV." Please explain what you mean by "significantly less."

Page 9 – Prospectus summary (Leverage)

12. Please define leverage in plain English.

Page 9 – Prospectus summary (Distributions)

13. Does the Trust intend to seek relief to increase the frequency of capital gains distributions?

14. Will the Trust distributions include return of capital? If so, please disclose that fact, along with the consequences to investors.

Page 12 – Prospectus summary (Foreign Investment Risk)

15. In the second sentence, please change "Investing in issues" to "Investing in issuers."

Page 12 – Prospectus summary (Duration Risk)

16. Does the Trust have a duration strategy? If so, please disclose that fact. Absent disclosure of what the Trust's strategy is, the current disclosure is inadequate.

Page 20 – Use of Proceeds

17. Please disclose how long it is expected to take to fully invest net proceeds in accordance with Trust's investment objectives and policies. *See* Item 7.2. of Form N-2.

Page 20 – Investment Objectives

18. Please state whether the Trust's investment objectives may be changed without a vote of the holders of a majority of voting securities. *See* Item 8.2.a. of Form N-2.

Page 25 – Portfolio Composition and Other Information (Senior Loans)

19. If any of the Senior Loans in which the Trust will invest are bank loans, please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Page 28 – Zero-coupon Bonds, Step-ups, and Payment-In-Kind Securities

20. Please ensure that any revised disclosure regarding PIK securities is consistent throughout the registration statement. *See* Comment 9.

Page 30 – Portfolio Composition and Other Information (Swaps)

21. You state that the Trust may engage in total return swaps. When the Trust does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

Page 31 – Credit Default Swaps

22. You state, "When the Trust is the seller of a credit default swap contract, it receives the stream of payments, but is obligated to pay upon default of the referenced debt obligation." Please confirm to the staff that the Trust will segregate the full notional amount of the credit default swap to cover such obligation.

Page 49 – Management of the Trust (The Adviser)

23. Please add a statement that a discussion regarding the basis for the Board of Trustees approving the investment advisory contract will be available in the Trust's annual or semi-annual report to shareholders (and provide the period to be covered by the relevant report). *See* Item 9.1.c. of Form N-2.

Page 54 – Dividend Reinvestment Plan

24. Please add disclosure regarding the tax consequences of participation in the dividend reinvestment plan or identify where such disclosure is located. *See* Item 10.1.e.(5) of Form N-2.

25. Please discuss how to terminate participation in the dividend reinvestment plan and rights upon termination or identify where such disclosure is located. *See* Item 10.1.e.(6) of Form N-2.

Statement of Additional Information

Page 16 – Investment Restrictions

26. In the seventh investment restriction, please replace "the same industry" with "a particular industry or group of industries". *See* Item 17.2.e. of Form N-2.

27. You state that the "Trust has no intention to borrow for investment purposes." The prospectus, however, states that the Trust "intends to utilize financial leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of financial leverage over time and from time to time." Please reconcile the discrepancy and revise accordingly.

Page 18 – Trustees and Officers

28. Please add, "During Past Five Years" to the end of the heading in the Trustee table called, "Other Trusteeships Held." *See* Item 18.1. and 18.6.(b) of Form N-2.

*   *   *   *   *   *

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

 • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 • the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel